FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: October 10, 2006	/s/ Donat Madilo Donat Madilo Treasurer

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Banro Corporation

1 First Canadian Place

Suite 7070, 100 King Street West

Toronto, Ontario M5X 1E3

Item 2	Date of Material Change

September 28, 2006

Item 3	News Release

The news release (the “News Release”) was issued on September 28, 2006 through Canada NewsWire.

Item 4	Summary of Material Change

See item 5 below.

Item 5	Full Description of Material Change

Banro Corporation (the “Company” or “Banro”) announced in the News Release the following updated Mineral Resource estimates at its wholly-owned Twangiza project in the Democratic Republic of the Congo.

•	Inferred Mineral Resources have increased by 230% to 3.878 million ounces of gold (62.3 million tonnes grading 1.93 g/t Au)

•	Measured and Indicated Mineral Resources now stand at 2.024 million ounces of gold (21.6 million tonnes grading 2.92 g/t Au)

This increase in Mineral Resources at Twangiza results from a core drilling program of 6,421 metres (33 diamond drill holes) which commenced in February 2006. Drilling is continuing and has been accelerated with an increase to four diamond core rigs at Twangiza with the goal of adding to and upgrading these Mineral Resources.

Table I below summarises the current Mineral Resource estimates at Twangiza, as of September 27, 2006.

Table I

Mineral Resource Category	Tonnes	Au	Ounces
		(g/t)
Measured	4,803,000	3.50	540,000
Indicated	16,794,000	2.75	1,484,000
Measured & Indicated	21,597,000	2.92	2,024,000

Inferred	62,338,000	1.93	3,878,000

(Using a 1.0 g/t Au cut-off).

Table II below summarises the Mineral Resource estimates at Twangiza in terms of oxide, transitional and fresh rock (sulphide) categories.

Table II

Material Type	Measured & Indicated			Inferred
	Tonnes	Au	Ounces	Tonnes	Au	Ounces
		(g/t)			(g/t)
Oxide	13,894,000	2.83	1,266,000	4,136,000	1.90	253,000
Transitional	7,703,000	3.06	758,000	24,595,000	2.00	1,581,000
Sulphide				33,606,000	1.89	2,044,000

Total	21,597,000	2.92	2,024,000	62,338,000	1.93	3,878,000

(Using a 1.0 g/t Au cut-off).

The Mineral Resources at Twangiza have been determined to vertical depths varying from 160 metres below surface in the north end of the deposit to 400 metres in the south, following the plunge of the mineralization.

The Mineral Resources were calculated from the current and previous core drilling programs as well as previous adit information. Gold grades in the Measured and Indicated Resource categories have been determined using ordinary kriging into a 3-Dimensional block model constrained by wireframes. Gold grades in the Inferred Resource category have been determined using weighted inverse distance squared. The mineralization models were constrained within the wireframe with primary block dimensions of 20 metres along the strike and cross structure directions, and 10 metres in the vertical direction. Higher-grade values in the oxide and transitional material have been statistically capped to 30 g/t Au while in the sulphide material higher-grade values have been statistically capped to 20 g/t Au. Tonnages and grades are reported using a 1.0 g/t Au cut-off.

Commenting on these results at Twangiza, Peter Cowley, President and C.E.O. of the Company, said: “The significant increase in the total resource base at Twangiza is very encouraging and demonstrates the potential for the project to develop into a major open pit gold mining operation with a significant component being in good grade, near surface, oxide and transitional material. Our drilling at Twangiza is now focusing on converting the Inferred Resource into the Indicated Resource category and locating additional Inferred Resources. These results will be incorporated into the scoping study which we expect to undertake by year end.”

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company’s sample preparation facility in Bukavu, Democratic Republic of the Congo. The core samples were then crushed down to minus 2 mm, split with half the sample then being pulverised down to minus 75 microns. A portion of the pulverised sample was then shipped to the SGS Laboratory in Mwanza, Tanzania or ALS Chemex in Johannesburg, South Africa (which are both independent of the Company) where the samples were analysed for gold by fire assay using a 50 g sample. As part of the Company’s QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches.

The Mineral Resource estimates referred to in this report have been prepared in accordance with National Instrument 43-101 (“NI 43-101”) based on information compiled by Banro’s Mineral Resources Manager, Daniel Bansah, who is a Member of The Australasian Institute of Mining and Metallurgy (Aus.I.M.M). Mr. Bansah has over 17 years experience in the determination of gold mineral resources and is a “qualified person” as such term is defined in NI 43-101. Mr. Bansah has approved the contents of item 5 of this report.

Independent geological consultants, SRK Consulting (UK) Ltd., have reviewed the estimation method and concur with the approach used by Banro. A detailed, NI 43-101 technical report on Twangiza, including the updated Mineral Resource estimates referred to in this report, will be filed on SEDAR and on the Company’s website within 45 days of the News Release.

Additional information with respect to the Twangiza property is contained in the technical report of Michael B. Skead (who is the Company’s Vice President of Exploration and a “qualified person” as such term is defined in NI 43-101) dated March 30, 2006, and entitled “NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo.” A copy of this report can be obtained from SEDAR at www.sedar.com. Exploration at Twangiza is being conducted under the supervision of Mr. Skead (Aus.I.M.M).

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change referred to herein and this report are as follows:

Peter N. Cowley (President and Chief Executive Officer) - (44) 790-454-0856 (United Kingdom telephone number).

Item 9	Other Information

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This report contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources and the Company’s exploration and development plans with respect to Twangiza) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein. The mineral resource figures referred to in this report are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource estimates included in this report are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

Item 10	Date of Report

October 6, 2006